A Chance to Bet on Aivana — Family & Friends Get First Dibs   Inbox ×

Chris Ybarra    Wed, Aug 13, 11:01 AM (5 days ago)   ☆   ↩   ⋮

Hi Friends & Family,

Aivana's community round is now live on Wefunder, and I want to personally invite you to be one of our earliest investors! It's your chance to own a piece of the company.

👉 **Reserve your spot here:** https://wefunder.com/aivanainc

Quick recap: Our Beta is live, and we're raising up to **$800K** to scale quickly and push far beyond Beta — meeting this tremendous market opportunity at full speed.

Why act now

We've set aside an **exclusive $100K allocation** for our earliest investors. By reserving your spot today, you:

- **Increase your chances to secure the early bird terms and perks such as a 10% discount** on your investment.

- **Get a head start on setting up your Wefunder account** so **you are ready to invest quickly and easily.**

- **Help us raise money faster!** By indicating your desire to invest, you are sending a signal to the rest of the Wefunder community.

Reserving your spot is quick and risk-free. **There are no funds collected during the reservation.**

Not quite ready to invest? No problem — if you'd be willing to **start by forwarding this invitation to your network, that still makes a huge difference.**

Why we chose a community raise

From the start, our mission has been to help everyday people excel with AI. So why not invite them to be part of building it? Early investment opportunities are usually reserved for large investment groups. Wefunder changes that — letting our community share in Aivana's potential success. If Aivana wins, you share in the reward. It's that simple.

Thank you for cheering us on and for any support — large or small. It truly means a lot.

With appreciation,

Chris

Christopher R. Ybarra
Founder & CEO, Aivana, Inc.
aivana.com

Disclosures
Investing in startups is risky and illiquid — never invest more than you can afford to lose. All investments are made solely through Wefunder; please review the offering materials on our campaign page.
Wefunder "Testing the Waters" legal disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure